

Southwestern Energy Company

2350 N. Sam Houston Parkway East
Suite 125
Houston, Texas 77032
(281) 618-4700 Fax: (281) 618-4820

NEWS RELEASE

SOUTHWESTERN ENERGY ANNOUNCES
SECOND QUARTER 2007 RESULTS

Houston, Texas – July 31, 2007...Southwestern Energy Company (NYSE: SWN) today announced financial and operating results for the second quarter of 2007. Highlights include:

- Production of 25.8 Bcfe, up 57% over the same period in 2006
- Record earnings of $47.6 million, up 29% from the same period in 2006
- Record net cash provided by operating activities before changes in operating assets and liabilities (a non-GAAP measure reconciled below) of $146.8 million, up 74% from the same period in 2006

For the second quarter of 2007, Southwestern reported net income of $47.6 million, or $0.28 per diluted share, up from $37.0 million, or $0.22 per diluted share, for the same period in 2006. Net cash provided by operating activities before changes in operating assets and liabilities (a non-GAAP measure reconciled below) was $146.8 million in the second quarter of 2007, up from $84.3 million for the same period in 2006.

"We achieved record results in the second quarter and the first half of 2007," stated Harold M. Korell, President and Chief Executive Officer of Southwestern Energy. "Although our results were primarily driven by the continued success of our development program in the Fayetteville Shale, we are also having very good results from our base activities in East Texas and the Arkoma Basin. At the end of July, our gross daily production volumes for the Fayetteville Shale have grown to approximately 200 MMcf up from about 50 MMcf per day a year ago. We are also gaining a better understanding of the Fayetteville Shale and are beginning to focus our drilling program in areas which have shown better results."

Net income for the six months ended June 30, 2007, was $98.6 million, or $0.57 per diluted share, up from $95.4 million, or $0.56 per diluted share, for the same period in 2006. Net cash provided by operating activities before changes in operating assets and liabilities (a non-GAAP measure reconciled below) was $289.2 million for the first six months of 2007, up 38% from $209.7 million for the same period in 2006.

Second Quarter 2007 Financial Results

E&P Segment - Operating income from the company's E&P segment was $81.4 million for the second quarter of 2007, up from $49.5 million for the same period in 2006. The increase was primarily due to a 57% increase in production volumes and higher realized natural gas prices.

Southwestern's natural gas and crude oil production totaled 25.8 Bcfe for the second quarter of 2007, up from 16.4 Bcfe for the second quarter of 2006. The increase was primarily due to growth from the company's Fayetteville Shale play, which produced 10.7 Bcf in the second quarter of 2007, compared to 8.2 Bcf in the first quarter of 2007 and 1.8 Bcf in the second quarter of 2006.

Southwestern's average realized gas price was $6.90 per Mcf, including the effect of hedges, during the second quarter of 2007, compared to $6.23 per Mcf during the same period in 2006. The company's commodity hedging activities increased its average gas price by $0.07 per Mcf during both the second quarters of 2006 and 2007. For calendar year 2007, the company has hedged approximately 75% of its expected gas production.

Assuming an average NYMEX commodity price for the remainder of 2007 of $7.00 per Mcf, the company expects the price received for its gas production for calendar year 2007 to average approximately $0.50 to $0.60 per Mcf below the NYMEX Henry Hub index price, including the impact of its basis hedges, with the third quarter of 2007 expected to be in the range of $0.40 to $0.50 per Mcf.

Southwestern's average realized oil price was $61.72 per barrel during the second quarter of 2007, compared to $61.11 per barrel during the second quarter of 2006. For calendar year 2007, the company has not hedged any of its expected crude oil production.

Lease operating expenses for the company's E&P segment were $0.73 per Mcfe in the second quarter of 2007, compared to $0.64 per Mcfe in the second quarter of 2006. The increase was due to increases in gathering and compression costs, the majority of which relate to the company's Fayetteville Shale play.

General and administrative expenses were $0.48 per Mcfe in the second quarter of 2007, down from $0.60 per Mcfe in the second quarter of 2006. The decrease was primarily due to growth in the company's production volumes. Southwestern also added 79 new employees during the second quarter of 2007, the majority of whom were hired in the company's E&P subsidiary.

Taxes other than income taxes were $0.21 per Mcfe in the second quarter of 2007, compared to $0.39 per Mcfe in the second quarter of 2006. The company's full cost pool amortization rate increased to $2.41 per Mcfe in the second quarter of 2007, compared to $1.79 per Mcfe in the second quarter of 2006, due to increased capital investments and future development costs relative to reserve additions, including revisions.

Midstream Services - Operating income for the company's midstream services segment, which is comprised of natural gas marketing and gathering activities, was $2.3 million in the second quarter of 2007, up from $0.8 million in the second quarter of 2006. The increase in operating income was primarily due to increased gathering revenues related to the

Fayetteville Shale play.

Natural Gas Distribution Segment - The company's utility segment recorded a seasonal operating loss of $1.7 million in the second quarter of 2007, compared to an operating loss of $2.1 million in the second quarter of 2006. The improved operating results were primarily due to colder weather. Effective August 1, 2007, the Arkansas Public Service Commission (APSC) approved a rate increase for Arkansas Western Gas of $5.8 million, or approximately 3.4%, annually.

In addition to the rate increase, the APSC also approved the implementation of a Trial Billing Determinant Rate Adjustment Tariff (referred to as the BDA Tariff) on a three-year trial basis. The BDA Tariff allows Arkansas Western Gas to recover lost revenues in cases where there is a reduction in gas volumes sold due to any cause other than warmer than normal weather. The BDA Tariff is separate from the utility's Weather Normalization Adjustment Rider that allows it to adjust rates due to changes in volumes resulting from deviations from normal weather.

First Six Months of 2007 Financial Results

E&P Segment - Operating income for the E&P segment was $155.7 million in the first six months of 2007, compared to $130.3 million in the first six months of 2006. The increase was primarily due to a 51% increase in production volumes.

Gas and oil production was 48.7 Bcfe in the first six months of 2007, compared to 32.3 Bcfe in the first six months of 2006. The increase resulted primarily from increased production from the company's Fayetteville Shale play. Net production from the Fayetteville Shale was 18.9 Bcf in the first six months of 2007, compared to 2.5 Bcfe in the first six months of 2006. The company's total oil and gas production guidance for 2007 is 107.0 to 110.0 Bcfe, an increase of 48% to 52% over its 2006 production, of which approximately 47.0 to 50.0 Bcf is expected to come from the Fayetteville Shale.

Southwestern's average realized gas price was $6.81 per Mcf, including the effect of hedges, in the first six months of 2007 compared to $7.03 per Mcf in the first six months of 2006. The company's hedging activities increased the average gas price realized during the first six months of 2007 by $0.28 per Mcf, compared to an increase of $0.16 per Mcf during the first six months of 2006. Southwestern's average realized oil price was $58.42 per barrel during the first six months of 2007, compared to $58.91 per barrel during the first six months of 2006. Disregarding the impact of hedges, the average price received for the company's gas production during the first six months of 2007 was approximately $0.63 per Mcf lower than average NYMEX spot prices, compared to approximately $1.01 per Mcf lower than NYMEX spot prices during the first six months of 2006.

Lease operating expenses for the company's E&P segment were $0.73 per Mcfe in the first six months of 2007, compared to $0.58 per Mcfe in the first six months of 2006. The increase was due to increased gathering and compression costs, the majority of which relate to the company's Fayetteville Shale play. The company currently expects its unit operating costs for the remainder of 2007 to range between $0.82 and $0.87 per Mcfe.

General and administrative expenses were $0.47 per Mcfe in the first six months of 2007, compared to $0.57 per Mcfe in the first six months of 2006. The decrease was primarily due to growth in the company's production volumes. Southwestern also added 176 new employees in the first six months of 2007. The company currently expects per unit G&A expenses to range between $0.41 and $0.46 per Mcfe for fiscal year 2007.

Taxes other than income taxes were $0.23 per Mcfe during the first six months of 2007, compared to $0.36 per Mcfe during the first six months of 2006, primarily due to the effects of a changing mix of production. The company's full cost pool amortization rate increased to $2.33 per Mcfe in the first six months of 2007, compared to $1.69 per Mcfe in the first six months of 2006, due to increased capital investments and future development costs relative to reserve additions, including revisions. The company currently expects its full cost pool amortization rate to range between $2.20 and $2.40 per Mcfe for the remainder of the year.

Midstream Services - Operating income for the company's midstream activities was $2.3 million in the first six months of 2007, compared to $1.9 million in the first six months of 2006. The increase in operating income was primarily due to increased gathering revenues related to the Fayetteville Shale play.

Natural Gas Distribution Segment - Operating income for Southwestern's utility was $7.7 million in the first six months of 2007, up from $5.8 million in the first six months of 2006. The increase in operating income resulted primarily from increases in volumes delivered due to colder weather. Weather during the first six months of 2007 was 8% warmer than normal but 14% colder than the same period in 2006.

E&P Operations Review

Southwestern invested a total of $670.3 million in its E&P program during the first half of 2007, compared to $344.2 million in the first half of 2006. During the first six months of 2007, the company participated in drilling 304 wells, of which 142 were producers, 5 were dry and 157 were in progress at June 30, 2007. Of the 157 wells in progress, 128 were in the company's Fayetteville Shale play.

Fayetteville Shale - As of June 30, 2007, Southwestern had drilled and completed a total of 303 operated wells in the Fayetteville Shale play, of which 246 were horizontal. Of the 246 horizontal wells, 219 wells have been fracture stimulated using slickwater or crosslinked gel fluids. The wells are located in 33 separate pilot areas in eight counties in Arkansas. The map below identifies the company's current pilot areas.



At July 28, 2007, the company's gross production rate from the Fayetteville Shale play area was approximately 200 MMcf per day, including approximately 10 MMcf per day from five wells producing from conventional reservoirs in four pilot areas. The company currently has 19 drilling rigs running in its Fayetteville Shale play area, 15 that are capable of drilling horizontal wells and 4 smaller rigs that are used to drill the vertical section of the wells. The graph below provides gross production data from the company's operated wells in the Fayetteville Shale play area.



For the remainder of 2007, the company plans to focus the majority of its Fayetteville Shale drilling activity in the areas that have been identified as better performing to date and where possible in areas with 3-D seismic coverage. The company also currently plans to complete the majority of its future wells using slickwater stimulations. As of June 30, 2007, the company had acquired a total of 145 square miles of 3-D data in the Fayetteville Shale area and currently expects to have approximately 400 square miles of 3-D seismic data by year-end.

In the second quarter of 2007, the company drilled and completed 62 operated wells in the Fayetteville Shale. During the second quarter, the company's horizontal wells had average completed well costs of $2.9 million per well, average horizontal lateral lengths of 2,550 feet and average time to drill to total depth of 18 days from re-entry to re-entry (excluding horizontal wells in new areas which were initially drilled with a vertical hole to total depth to gather reservoir data). This compares to average completed well costs during the first quarter of $2.6 million per well with an average horizontal lateral length of 2,100 feet and an average time to drill to total depth of 20 days from re-entry to re-entry. The increase in the average well costs primarily relate to the associated drilling and completion costs of the increased average horizontal lateral lengths. As the company continues to drill wells with longer laterals in some of its pilot areas, the number of drilling days and well costs may increase.

In the second quarter of 2007, the company drilled 10 wells with horizontal laterals longer than 3,000 feet. These wells had an average initial production rate of 2.1 MMcf per day and an average estimated cost of $3.1 million per well. One well of note, the Bartlett #2-27 located in the company's South Rainbow pilot area, had a 3,700-foot horizontal section. After being completed with an eight-stage slickwater stimulation, the Bartlett #2-27 had an initial production test rate of 4.4 MMcf per day and was producing 4.0 MMcf per day on July 21 after being on production for 25 days. From July 1 through July 21, 2007, the company placed 19 wells on production, of which 17 were completed using slickwater fluids, with average initial production rates of 2.2 MMcf per day. The last 10 wells Southwestern has completed using slickwater fluids have average initial production rates of 2.6 MMcf per day, with 3 of those wells having initial rates at over 4.0 MMcf per day. One of these wells, the Reaper #1-12 in the company's Bull pilot area located in the southeastern portion of its acreage, produced at the company's highest daily rate to date of 4.6 MMcf per day. This well had a 2,000-foot horizontal section and a four-stage completion.

The graph below provides normalized average daily production data through July 21, 2007, for the company's horizontal wells using slickwater and crosslinked gel fluids. The "light blue" curve includes all wells, and the "dark blue" curve excludes 14 wells which had significant mechanical issues that are negatively impacting the wells' production performance. The normalized production curves provide a qualitative measure of the company's Fayetteville Shale wells' performance and should not be used to estimate an individual well's estimated ultimate recovery. The 1.3 and 1.5 Bcf typecurves are shown for reference purposes. The company continues to see variability across the project area with better than average areas such as the company's Gravel Hill Field and lower than average areas such as its East Cutthroat pilot area.



Notes: Data as of July 21, 2007.

The company expects that it will invest approximately $950 million (including capital investments related to gathering) in the Fayetteville Shale project area during 2007 and participate in approximately 400 horizontal wells. The total number of wells in which the company will participate will depend on several factors including the number of wells operated by others, the company's drilling time performance on individual wells, total vertical depths related to the areas in which the company is drilling as well as average horizontal lateral lengths.

At June 30, 2007, the company held approximately 900,000 net acres in the Fayetteville Shale play area (699,000 net undeveloped acres, 76,000 net developed acres held by Fayetteville Shale production and approximately 125,000 net acres held by conventional production).

Conventional Arkoma - Southwestern participated in drilling 59 wells in its conventional Arkoma Basin drilling program during the first six months of 2007, including 32 wells at its Ranger Anticline area, resulting in production of 11.5 Bcf during the first six months, up from 9.6 Bcf for the same period in 2006.

East Texas - During the first half of 2007, Southwestern participated in drilling 42 wells in East Texas, 26 of which were located in its Overton Field in Smith County, Texas. All of these wells were either productive or in progress at June 30, 2007. Production from the company's East Texas properties was 15.1 Bcfe for the first six months of 2007 compared to 15.8 Bcfe for the same period last year.

At June 30, 2007, Southwestern held approximately 78,000 gross acres in its Angelina River Trend and Jebel areas located primarily in Angelina, Nacogdoches and San Augustine Counties, Texas. The company drilled 14 wells during the first half of 2007, all of which were productive. During 2007, Southwestern plans to drill approximately 41 wells at Overton and approximately 30 wells in the Angelina River Trend/Jebel area.

Explanation and Reconciliation of Non-GAAP Financial Measures

Net cash provided by operating activities before changes in operating assets and liabilities is presented because of its acceptance as an indicator of an oil and gas exploration and production company's ability to internally fund exploration and development activities and to service or incur additional debt. The company has also included this information because changes in operating assets and liabilities relate to the timing of cash receipts and disbursements which the company may not control and may not relate to the period in which the operating activities occurred. Net cash provided by operating activities before changes in operating assets and liabilities should not be considered in isolation or as a substitute for net cash provided by operating activities prepared in accordance with generally accepted accounting principles. The table below reconciles net cash provided by operating activities before changes in operating assets and liabilities with net cash provided by operating activities as derived from the company's financial information.

	3 Months Ended June 30,		6 Months Ended June 30,	
	2007	2006	2007	2006
		(in thousands)		
Net cash provided by operating activities before changes in operating assets and liabilities	$ 146,783	$ 84,296	$ 289,186	$ 209,665
Add back (deduct):				
Change in operating assets and liabilities	(16,976)	1,386	(30,968)	19,386
Net cash provided by operating activities	$ 129,807	$ 85,682	$ 258,218	$ 229,051

Southwestern will host a teleconference call on Wednesday, August 1, 2007, at 10:00 a.m. Eastern to discuss the company's second quarter 2007 financial and operating results. The toll-free number to call is 800-289-0518 and the reservation number is 6966346. The teleconference can also be heard "live" on the Internet at http://www.swn.com.

Southwestern Energy Company is an integrated natural gas company whose wholly-owned subsidiaries are engaged in oil and gas exploration and production, natural gas gathering and marketing, and natural gas distribution. Additional information on the company can be found on the Internet at http://www.swn.com.

Contacts: **Greg D. Kerley**   **Brad D. Sylvester, CFA**
                  Executive Vice President   **Manager, Investor Relations**
                  and Chief Financial Officer   **(281) 618-4897**
                  (281) 618-4803

All statements, other than historical financial information, may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements that address activities, outcomes and other matters that should or may occur in the future, including, without limitation, statements regarding the financial position, business strategy, production and reserve growth and other plans and objectives for the company's future operations, are forward-looking statements. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results

or developments may differ materially from those in the forward-looking statements. The company has no obligation and makes no undertaking to publicly update or revise any forward-looking statements. You should not place undue reliance on forward-looking statements. They are subject to known and unknown risks, uncertainties and other factors that may affect the company's operations, markets, products, services and prices and cause its actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In addition to any assumptions and other factors referred to specifically in connection with forward-looking statements, risks, uncertainties and factors that could cause the company's actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the timing and extent of changes in commodity prices for natural gas and oil; the timing and extent of the company's success in discovering, developing, producing and estimating reserves; the extent to which the Fayetteville Shale play can replicate the results of other productive shale gas plays; the potential for significant variability in reservoir characteristics of the Fayetteville Shale over such a large acreage position; the extent of the company's success in drilling and completing horizontal wells; the company's ability to determine the most effective and economic fracture stimulation for the Fayetteville Shale formation; the company's lack of experience owning and operating drilling rigs; the company's ability to fund its planned capital expenditures; future property acquisition or divestiture activities; the effects of weather and regulation on the company's gas distribution segment; increased competition; the impact of federal, state and local government regulation; the financial impact of accounting regulations and critical accounting policies; changing market conditions and prices (including regional basis differentials); the comparative cost of alternative fuels; conditions in capital markets and changes in interest rates; the availability of oil field personnel, services, drilling rigs and other equipment; and any other factors listed in the reports we have filed and may file with the Securities and Exchange Commission (SEC). For additional information with respect to certain of these and other factors, see reports filed by the company with the SEC. The company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Financial Summary Follows

# # #

OPERATING STATISTICS (Unaudited)

Southwestern Energy Company and Subsidiaries

Periods Ended June 30	Three Months		Six Months	
	2007	2006	**2007**	2006
Exploration & Production				
Production				
Gas production (MMcf)	**24,848**	15,404	**46,734**	30,240
Oil production (MBbls)	**166**	170	**333**	347
Total equivalent production (MMcfe)	**25,841**	16,426	**48,732**	32,322
Commodity Prices				
Average gas price per Mcf, including hedges	**$6.90**	$6.23	**$6.81**	$7.03
Average gas price per Mcf, excluding hedges	**$6.83**	$6.16	**$6.53**	$6.87
Average oil price per Bbl, including hedges	**$61.72**	$61.11	**$58.42**	$58.91
Average oil price per Bbl, excluding hedges	**$61.72**	$66.99	**$58.42**	$63.75
Operating Expenses per Mcfe				
Lease operating expenses	**$0.73**	$0.64	**$0.73**	$0.58
General & administrative expenses	**$0.48**	$0.60	**$0.47**	$0.57
Taxes, other than income taxes	**$0.21**	$0.39	**$0.23**	$0.36
Full cost pool amortization	**$2.41**	$1.79	**$2.33**	$1.69
Marketing				
Gas volumes marketed (MMcf)	**32,270**	16,644	**59,357**	30,413
Gas Distribution				
Sales and end-use transportation deliveries (Bcf)	**4.2**	3.6	**13.7**	12.0
Number of customers at period end	**149,389**	146,489	**149,389**	146,489
Average sales rate per Mcf	**$11.34**	$12.34	**$10.85**	$12.93
Heating weather - degree days	**359**	163	**2,300**	1,950
- percent of normal	**111%**	50%	**92%**	78%

STATEMENTS OF OPERATIONS (Unaudited)
Southwestern Energy Company and Subsidiaries

Periods Ended June 30		Three Months		Six Months	
		2007	2006	**2007**	2006
		(in thousands, except share/per share amounts)			
Operating Revenues					
Gas sales	$	**184,059**	$ 107,570	$ **395,703**	$ 288,368
Gas marketing		**72,238**	34,051	**127,555**	65,016
Oil sales		**10,216**	10,409	**19,453**	20,444
Gas transportation and other		**3,569**	1,969	**12,023**	6,873
		270,082	153,999	554,734	380,701
Operating Costs and Expenses					
Gas purchases - midstream services		**69,488**	31,733	**122,705**	60,160
Gas purchases - gas distribution		**7,427**	3,464	**55,408**	48,820
Operating expenses		**20,485**	16,077	**40,522**	30,468
General and administrative expenses		**17,935**	15,238	**34,683**	29,791
Depreciation, depletion and amortization		**66,435**	31,950	**122,220**	60,053
Taxes, other than income taxes		**6,306**	7,243	**13,431**	13,311
		188,076	105,705	388,969	242,603
Operating Income		82,006	48,294	165,765	138,098
Interest Expense					
Interest on long-term debt		**7,384**	2,642	**11,509**	4,819
Other interest charges		**545**	317	**926**	643
Interest capitalized		**(2,923)**	(2,823)	**(5,971)**	(5,181)
		5,006	136	6,464	281
Other Income (Loss)		(125)	13,281	(104)	16,457
Income Before Income Taxes and Minority Interest		76,875	61,439	159,197	154,274
Minority Interest in Partnership		(111)	(114)	(194)	(405)
Income Before Income Taxes		76,764	61,325	159,003	153,869
Provision for Income Taxes - Deferred		29,170	24,321	60,421	58,470
Net Income	$	**47,594**	$ 37,004	$ **98,582**	$ 95,399
Earnings Per Share:					
Basic		**$0.28**	$0.22	**$0.58**	$0.57
Diluted		**$0.28**	$0.22	**$0.57**	$0.56
Weighted Average Common Shares Outstanding:					
Basic		**169,466,912**	167,044,589	**169,036,525**	166,911,812
Diluted		**172,500,541**	170,888,839	**172,268,902**	170,918,407

BALANCE SHEETS (Unaudited)

Southwestern Energy Company and Subsidiaries

June 30	**2007**	2006
		(in thousands)
ASSETS		
Current Assets	**$ 284,174**	$ 336,870
Property, Plant and Equipment, at cost	**3,760,292**	2,617,551
Less: Accumulated depreciation, depletion and amortization	**1,144,838**	933,556
	2,615,454	1,683,995
Other Assets	**29,366**	23,552
	$ 2,928,994	$ 2,044,417
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities	**$ 409,586**	$ 214,640
Long-Term Debt	**496,100**	137,200
Deferred Income Taxes	**413,282**	329,292
Long-Term Hedging Liability	**15,965**	20,902
Other Liabilities	**44,232**	29,307
Commitments and Contingencies		
Minority Interest in Partnership	**11,093**	11,604
Stockholders' Equity		
Common stock, $.01 par value; authorized 540,000,000 shares, issued 170,201,992 shares in 2007 and 168,452,336 in 2006	**1,702**	1,684
Additional paid-in capital	**766,054**	727,733
Retained earnings	**759,439**	593,620
Accumulated other comprehensive income (loss)	**11,541**	(20,763)
Common stock in treasury, at cost, 287,956 shares at June 30, 2006	**-**	(802)
	1,538,736	1,301,472
	$ 2,928,994	$ 2,044,417

STATEMENTS OF CASH FLOWS (Unaudited)

Southwestern Energy Company and Subsidiaries

Periods Ended June 30	Six Months	
	2007	2006
	(in thousands)	
Cash Flows From Operating Activities		
Net income	**$ 98,582**	$ 95,399
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation, depletion and amortization	**122,887**	60,657
Deferred income taxes	**60,421**	58,470
Unrealized loss on derivatives	**4,589**	4,919
Stock-based compensation expense	**2,648**	2,018
Gain on sale of investment in partnership and other property	**-**	(10,863)
Equity in income of NOARK partnership	**-**	(925)
Minority interest in partnership	**59**	(10)
Change in operating assets and liabilities	**(30,968)**	19,386
Net cash provided by operating activities	**258,218**	229,051
Cash Flows From Investing Activities		
Capital investments	**(704,583)**	(357,195)
Proceeds from sale of investment in partnership and other property	**2,712**	69,065
Other items	**158**	(43)
Net cash used in investing activities	**(701,713)**	(288,173)
Cash Flows From Financing Activities		
Debt retirement	**(600)**	(600)
Payments on revolving long-term debt	**(355,200)**	-
Borrowings under revolving long-term debt	**715,300**	-
Debt issuance costs	**(1,275)**	-
Excess tax benefit for stock-based compensation	**17,764**	6,397
Change in bank drafts outstanding	**21,056**	3,222
Proceeds from exercise of common stock options	**3,834**	2,390
Net cash provided by financing activities	**400,879**	11,409
Decrease in cash and cash equivalents	**(42,616)**	(47,713)
Cash and cash equivalents at beginning of year	**42,927**	223,705
Cash and cash equivalents at end of period	**$ 311**	$ 175,992

SEGMENT INFORMATION (Unaudited)

Southwestern Energy Company and Subsidiaries

	Exploration & Production	Midstream Services	Natural Gas Distribution & Other	Eliminations	Total
			(in thousands)		
Quarter Ending June 30, 2007					
Revenues	$ 181,798	$ 233,667	$ 27,717	$ (173,100)	$ 270,082
Gas purchases	**-**	224,221	16,186	(163,492)	76,915
Operating expenses	18,816	4,362	6,772	(9,465)	20,485
General & administrative expenses	12,287	1,858	3,933	(143)	17,935
Depreciation, depletion & amortization	64,039	744	1,652	-	66,435
Taxes, other than income taxes	5,304	172	830	-	6,306
Operating Income (Loss)	$ 81,352	$ 2,310	$ (1,656)	$ -	$ 82,006
Capital Investments [(1)]	$ 369,125	$ 23,660	$ 4,056	$ -	$ 396,841
Quarter Ending June 30, 2006					
Revenues	$ 106,309	$ 103,460	$ 22,622	$ (78,392)	$ 153,999
Gas purchases	-	99,853	11,623	(76,279)	35,197
Operating expenses	10,448	948	6,648	(1,967)	16,077
General & administrative expenses	9,810	1,526	4,048	(146)	15,238
Depreciation, depletion & amortization	30,186	172	1,592	-	31,950
Taxes, other than income taxes	6,364	162	717	-	7,243
Operating Income (Loss)	$ 49,501	$ 799	$ (2,006)	$ -	$ 48,294
Capital Investments [(1)]	$ 189,309 [(2)]	$ 11,144	$ 6,678	$ -	$ 207,131
Six Months Ending June 30, 2007					
Revenues	$ 343,059	$ 412,256	$ 104,823	$ (305,404)	$ 554,734
Gas purchases	**-**	395,900	70,403	(288,190)	178,113
Operating expenses	35,796	8,358	13,294	(16,926)	40,522
General & administrative expenses	23,068	3,528	8,375	(288)	34,683
Depreciation, depletion & amortization	117,113	1,786	3,321	-	122,220
Taxes, other than income taxes	11,420	363	1,648	-	13,431
Operating Income	$ 155,662	$ 2,321	$ 7,782	$ -	$ 165,765
Capital Investments [(1)]	$ 670,323	$ 45,280	$ 8,491	$ -	$ 724,094
Six Months Ending June 30, 2006					
Revenues	$ 235,473	$ 212,134	$ 101,070	$ (167,976)	$ 380,701
Gas purchases	-	205,386	68,128	(164,534)	108,980
Operating expenses	18,883	1,693	13,039	(3,147)	30,468
General & administrative expenses	18,305	2,525	9,256	(295)	29,791
Depreciation, depletion & amortization	56,433	406	3,214	-	60,053
Taxes, other than income taxes	11,572	255	1,484	-	13,311
Operating Income	$ 130,280	$ 1,869	$ 5,949	$ -	$ 138,098
Capital Investments [(1)]	$ 344,217 [(2)]	$ 15,912	$ 13,548	$ -	$ 373,677

(1) Capital investments include $64.0 million and $17.7 million for the three- and six- month periods ended June 30, 2007, respectively, and $5.7 million and $15.3 million for the three- and six- month periods ended June 30, 2006, respectively, relating to the change in accrued expenditures between periods.

(2) Exploration and production capital investments include $22.1 million and $45.2 million for the three- and six- month periods ended June 30, 2006 for the investment in drilling rigs which were sold and leased back in December 2006.